UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934
Hubbell Incorporated
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
443510102
(CUSIP Number)
Mason Capital Management LLC 110 East 59th Street, 30th Floor New York, New York 10022 212-771-1206
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443510102	SCHEDULE 13D	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
422,069
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
422,069
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,069
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 443510102	SCHEDULE 13D	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS
Kenneth M. Garschina
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
422,069
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
422,069
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,069
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 443510102	SCHEDULE 13D	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS
Michael E. Martino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
422,069
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
422,069
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,069
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 443510102	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Hubbell Incorporated, a Connecticut corporation (the “Company”).  The address of the principal executive offices of the Company is 584 Derby Milford Road, Orange, Connecticut 06477.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i)           Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”);

(ii)           Kenneth M. Garschina; and

(iii)           Michael E. Martino.

The Reporting Persons are filing this Schedule 13D with respect to 422,069 shares of Class A Common Stock (the “Shares of Class A Common Stock”) directly owned by Mason Capital L.P., a Delaware limited partnership (“Mason Capital LP”), Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mason Capital Master Fund”), and certain other funds and accounts (the “Managed Accounts”).

Mason Capital Management is the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts and Mason Capital Management may be deemed to have beneficial ownership over the Shares of Class A Common Stock reported in this Schedule 13D by virtue of the authority granted to Mason Capital Management by Mason Capital LP, Mason Capital Master Fund and the Managed Accounts to vote and dispose of such shares.

Mr. Garschina and Mr. Martino serve as the managing principals of Mason Capital Management and therefore may be deemed to have beneficial ownership over the Shares of Class A Common Stock reported in this Schedule 13D.

(b)           The business address of each of the Reporting Persons is:

110 East 59th Street, 30th Floor
New York, New York 10022

(c)           The principal business of Mason Capital Management is to act as the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts.  The principal business of Mason Capital Management is investment.  The principal business of Mason Capital Master Fund is to purchase, sell or hold, for investment or speculation, securities for its own account.  The principal occupation of Mr. Garschina and Mr. Martino is to serve as the managing principals of Mason Capital Management.

(d)           None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Garschina and Mr. Martino are both citizens of the United States.

CUSIP No. 443510102	SCHEDULE 13D	Page 6 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Shares of Class A Common Stock came from the working capital of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts.  The aggregate purchase price of the Shares of Class A Common Stock was approximately $ 23,705,091.

Item 4.	Purpose of Transaction.

The Shares of Class A Common Stock were acquired for investment purposes and the Reporting Persons have previously reported their beneficial ownership of the Shares of Class A Common Stock on Schedule 13G.  The Reporting Persons are filing this Schedule 13D pursuant to Section 240.13d-1(e) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons intend to review their investment in the Company on a regular basis.  The Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose or otherwise deal in the Class A Common Stock, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of such Class A Common Stock, changes in the Company’s operations, business strategy or prospects, or from the sale or merger of the Company.  In order to evaluate their investment, the Reporting Persons may routinely monitor the Company’s share price, business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or directors of the Company, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, other investors and any applicable governmental agencies.  Such factors and discussions may materially affect the Reporting Persons’ investment purpose and may result in the Reporting Persons’ modifying their ownership of Class A Common Stock, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, proposing changes in the Company’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Further, the Reporting Persons reserve the right to revise their plans or intentions and/or to formulate other plans and/or make other proposals, and take any and all actions with respect to their investment in the Company as they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Class A Common Stock or dispose of some or all of the Class A Common Stock beneficially owned by them, in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Company in light of their general investment policies, market conditions and subsequent developments affecting the Company.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. 443510102	SCHEDULE 13D	Page 7 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership are based on 7,167,506 shares of Class A Common Stock outstanding as of February 11, 2011, as reported in the Company’s Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2011:

(a)            Each of the Reporting Persons may be deemed to be the beneficial owner of 422,069 shares of Class A Common Stock as of the date hereof, representing approximately 5.9% of the outstanding shares of Class A Common Stock.

(b)           Mason Capital Management has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 422,069 shares of Class A Common Stock.  Mr. Garschina and Mr. Martino share the power to vote and dispose of 422,069 shares of Class A Common Stock.

(c)           Information with respect to all transactions in shares of Class A Common Stock which were effected during the past sixty days by each of the Reporting Persons is set forth on Exhibit B annexed hereto and incorporated herein by reference.

(d)           The right to receive dividends from, or the proceeds from the sale of, all Shares of Class A Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons is held by Mason Capital LP, Mason Capital Master Fund or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Capital Management.

(e)           Not applicable.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons disclaims beneficial ownership of all Shares of Class A Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interests therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Exhibit A                      Schedule 13D Joint Filing Agreement, dated as of April 1, 2011.

Exhibit B                      Information with Respect to Transactions Effected During the Past Sixty Days.

CUSIP No. 443510102	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

MASON CAPITAL MANAGEMENT LLC

Date: April 1, 2011	By:	/s/ John Grizzetti
Name: John Grizzetti
Title: Chief Financial Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino

CUSIP No. 443510102	SCHEDULE 13D	Page 9 of 10 Pages

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this first day of April, 2011.

MASON CAPITAL MANAGEMENT LLC

By:	/s/ John Grizzetti
Name: John Grizzetti
Title: Chief Financial Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino

CUSIP No. 443510102	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT B

INFORMATION WITH RESPECT TO TRANSACTIONS

EFFECTED DURING THE PAST SIXTY DAYS

Date	Shares Purchased	Average Price

01/31/2011	200	59.25
02/01/2011	100	60.25
02/03/2011	356	59.41
02/04/2011	100	60.40
02/07/2011	1,350	61.37
02/08/2011	1,352	61.51
02/09/2011	343	62.00
02/11/2011	2,465	63.19
02/16/2011	4,000	63.50
02/23/2011	299	62.00
02/24/2011	700	63.07
02/25/2011	512	64.00
02/28/2011	1,900	65.64
03/01/2011	192	65.00
03/04/2011	100	65.00
03/04/2011	400	65.25
03/11/2011	300	65.50

All of the above transactions were effected on the New York Stock Exchange.